Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	MONDAY, JULY 15 2013

Performance Statistics

On-Time Experience for the Weekend (July 12-14)

American	Fri	Sat	Sun	MTD	Target
D-0	39.1	48.8	47.1	51.6	59.1
A+14	66.2	72.2	73.1	73.4	76.4

Eagle
D-0	43.0	49.0	46.0	53.0	66.0
A+14 DOT	56.9	57.7	59.1	64.9	75.7

Every Bag Counts

American	Sun	MTD*	DOT Standard
	2.98	3.08	3.00

* DOT claims per 1000 customers

Announcements

» Meet Our New Operations Leadership Team in a Special Edition of Arrivals

Today’s special edition of Arrivals features an in-depth look at the new American’s operational leadership team once the merger is complete. Learn about our leaders through brief bios, fun facts and an organizational structure chart. Read it on new Jetnet.

» Employee Safety Poster Art Contest Open For Voting

During June, children of American Airlines and American Eagle employees were invited to participate in Employee Safety’s fourth annual Safety Art Contest. This year’s contest theme was “Working Safely at American Airlines,” and the period for entries concluded on July 2. Now, Employee Safety needs your help to select the winning artwork. Voting opens today and closes July 19. Votes will be tallied and a winner from each age category will be announced on Monday, July 22. Vote for your favorite entry. There are many things we can do to stay safe, and this is a fun way to get children to think about safety, as well as to help us see safety through a child’s eyes. One child from each age group will receive an Apple iPad Mini and compete for a chance for their drawing to be used for the cover of the 2014 Employee Safety calendar. Happy voting!

» Cargo Launches New Website Design, Improved Functionality

Today, Cargo unveiled its new website. It was designed using feedback from customers and enables future technological advancements that will benefit our Cargo customers. The website’s new look debuts a more organized tracking system, improved user management and an enhanced, personalized workspace for logged-in users. “The new Cargo website was designed completely around feedback from our customers and strives to be intuitive, engaging and innovative,” says Kenji Hashimoto, President of Cargo. “The enriched functionality makes it easier and more convenient for customers booking and tracking shipments online.” Be sure to check out the new site at aacargo.com.

AMR in the News

From Los Angeles Times

US Airways Group Shareholders Approve Merger with American

A merger between US Airways and American, creating the nation’s largest air carrier, has taken another step forward with the approval of a majority of US Airways shareholders. About 99 percent of US Airways Group shareholders who voted Friday supported the merger with American’s parent company, AMR Corp. The deal must still win approval from federal regulators and the U.S. Bankruptcy Court, which is overseeing the bankruptcy of AMR. Under the proposed merger, the new company would be called American Airlines, with headquarters in the Dallas-Fort Worth area, nearly 950 planes and more than 100,000 workers.

Industry News

From Aviation Week

Fuel Costs, Market Shifts Challenge Hub Paradigm

Forty years ago, FedEx founder Fred Smith had the idea of flying a small fleet of aicraft into Memphis from various cities in order to unload and redistribute packages and fly off again. While his idea has long become the dominant paradigm across the legacy airline world, new threats are putting it to the test. When passenger airlines adopted the concept later, customers may have minded having to make connections at first, but they soon discovered that airlines flew to destinations they would otherwise not have been able to serve. Hubs began to develop after the airline industry deregulation in 1978 as airlines gained the freedom to arrange their route networks as they pleased.

Later, aircraft technology played a key role in increasing hubs’ market penetration even further. The introduction of 50-seat regional jets allowed airlines to offer service to smaller communities they had not been able to serve with larger aircraft. The boom of the 50-seaters lasted many years, but high fuel prices have now made them uneconomical to fly in many markets. That is part of the reason that the hub system has become a double-edged sword for the traditional hub operators. High fuel prices and competition from low-cost carriers are making it difficult to sustain the short-haul connections that feed the long-haul services on which the hub operators so depend.

From Reuters

Extend Heathrow Runways To Increase Capacity – Report

Both runways at London’s Heathrow should be extended and divided to allow simultaneous take-offs and landings and solve the hub’s capacity shortage, says a leading British think tank. The airport is Europe’s busiest and operates at around 98 percent capacity, so has little space to reschedule flights when there is even slight disruption to services. But discussions about extending it have caused controversy for years, with green campaigners and business groups at odds about how and where to provide the extra runways that London needs. A report by the Centre for Policy Studies said Heathrow’s existing runways should be nearly doubled so that they each provide two, full-length, runways each. Those runways could be built north of Heathrow’s Terminal 5, connecting the airport with the M25 motorway, Crossrail, the Great Western rail line and an alternative high-speed rail route via the airport, said the report. The government’s commission on airport capacity is due to report in mid-2015. British aviation officials, including Heathrow executives, will submit their proposals to the commission later this month.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, July 12

Crude oil was $105.95 a barrel, up $1.04 from the previous day.

Jet fuel price was $122.51 a barrel, up $1.79.

Safety First – Tip of the Week

Causes of hand tool injuries can often be traced to some type of improper maintenance of the tool. Always store tools safely, as many accidents have been caused by tools falling or from sharp edges of stored tools being contacted accidentally. Broken and worn-out tools cannot be operated safely and should be discarded before they break someone’s skin or bones.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. Investors and security holders of US Airways are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.